UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 2, 2024, ZOOZ Power Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	ZOOZ Power to Participate in the Sidoti Micro-Cap Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: May 2, 2024	By:	/s/ Boaz Weizer
	Name:	Boaz Weizer
	Title:	Chief Executive Officer